UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 16, 2026, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Announces Q1 2026 Results; Revenue Up 68%; GCC Revenue Up 111%; Dollar-Pegged Revenue Up 110% and Net Dollar Retention of 114%.” A copy of this press release is furnished herewith as Exhibit 99.1.

On June 16, 2026, Swvl also made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

The sections titled “Q1 2026 Financial Highlights,” “Summary,” “Revenue Performance,” “Revenue Quality Metrics,” “Operating Expense Discipline,” “Profitability and Non-Operating Items,” “Financial Summary” and “Forward-Looking Statements” in the press release are incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release titled: “Swvl Announces Q1 2026 Results; Revenue Up 68%; GCC Revenue Up 111%; Dollar-Pegged Revenue Up 110% and Net Dollar Retention of 114%.”
99.2	Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: June 16, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer